Exhibit 99.3

SCIENJOY HOLDING CORPORATION

SCIENJOY HOLDING CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data or otherwise stated)

	As of December 31,	As of June 30,
	2024	2025	2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	252,540	298,490	41,668
Accounts receivable, net	226,060	222,704	31,088
Prepaid expenses and other current assets	28,415	29,080	4,059
Amounts due from related parties	-	100	14
Investment in marketable security	37,629	6,537	913
Total current assets	544,644	556,911	77,742

Non-current assets
Property and equipment, net	1,981	1,507	210
Intangible assets, net	405,256	401,786	56,087
Goodwill	182,661	183,138	25,565
Long term investments	257,387	262,214	36,604
Long term deposits and other assets	906	839	117
Right-of-use assets-operating lease	4,845	17,795	2,484
Deferred tax assets	7,505	7,613	1,063
Total non-current assets	860,541	874,892	122,130
TOTAL ASSETS	1,405,185	1,431,803	199,872

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	36,015	39,041	5,450
Accrued salary and employee benefits	22,346	10,382	1,449
Accrued expenses and other current liabilities	6,840	4,602	642
Income tax payable	11,284	12,364	1,726
Lease liabilities-operating lease -current	4,098	4,612	644
Deferred revenue	80,186	89,198	12,452
Total current liabilities	160,769	160,199	22,363

Non-current liabilities
Deferred tax liabilities	58,400	57,691	8,053
Lease liabilities-operating lease -non-current	700	11,956	1,669
Total non-current liabilities	59,100	69,647	9,722
TOTAL LIABILITIES	219,869	229,846	32,085

Commitments and contingencies

EQUITY
Ordinary share, no par value, unlimited Class A ordinary shares and Class B ordinary shares authorized, 38,922,726 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding as of December 31, 2024, respectively; 39,412,710 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding as of June 30, 2025, respectively.
Class A ordinary shares	444,162	450,059	62,826
Class B ordinary shares	23,896	23,896	3,336
Shares to be issued	20,817	20,817	2,906
Treasury stocks	(19,952)	(19,952)	(2,785)
Statutory reserves	50,705	51,195	7,147
Retained earnings	662,499	675,502	94,296
Accumulated other comprehensive income	16,967	17,792	2,483
Total shareholders’ equity	1,199,094	1,219,309	170,209
Non-controlling interests	(13,778)	(17,352)	(2,422)
Total equity	1,185,316	1,201,957	167,787
TOTAL LIABILITIES AND EQUITY	1,405,185	1,431,803	199,872

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SCIENJOY HOLDING CORPORATION

UNAUDITED CONDENSEDCONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except share and per share data or otherwise stated)

	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	US$
Live streaming - consumable virtual items revenue	671,308	630,084	87,956
Live streaming - time based virtual item revenue	12,516	9,258	1,292
Technical services and others	7,315	17,025	2,377
Total revenue	691,139	656,367	91,625
Cost of revenues	(573,329)	(533,195)	(74,431)
Gross profit	117,810	123,172	17,194
Sales and marketing expenses	(2,177)	(3,412)	(476)
General and administrative expenses	(36,580)	(44,379)	(6,195)
Research and development expenses	(39,061)	(36,999)	(5,165)
Provision for credit losses	(1,126)	(1,400)	(195)
Income from operations	38,866	36,982	5,163
Change in fair value of investment in marketable security	3,764	(31,092)	(4,340)
Investments loss	(3,354)	(971)	(136)
Interest income, net	2,428	996	139
Other income, net	688	9,072	1,266
Foreign exchange gain (loss), net	1,508	(2,630)	(367)
Income before income taxes	43,900	12,357	1,725
Income tax expense	(7,673)	(2,608)	(364)
Net income	36,227	9,749	1,361
Less: net loss attributable to non-controlling interest	(5,693)	(3,744)	(523)
Net income attributable to the Company’s shareholders	41,920	13,493	1,884

Other comprehensive income (loss):
Other comprehensive (loss) income - foreign currency translation adjustment	(608)	995	139
Comprehensive income	35,619	10,744	1,500
Less: comprehensive loss attributable to non-controlling interests	(5,693)	(3,574)	(499)
Comprehensive income attributable to the Company’s shareholders	41,312	14,318	1,999

Weighted average number of shares
Basic	41,164,872	41,578,079	41,578,079
Diluted	41,461,415	41,655,404	41,655,404

Earnings per share
Basic	1.02	0.32	0.05
Diluted	1.01	0.32	0.05

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SCIENJOY HOLDING CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands, except share and per share data or otherwise stated)

	Ordinary shares		Shares to be	Treasury stocks		Statutory	Retained	Accumulated other comprehensive	Non- controlling	Total
	Shares	Amount	issued	shares	Amount	reserves	earnings	Income	interests	equity
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2023	41,038,937	447,519	30,777	(913,845)	(19,216)	44,698	628,821	17,965	(837)	1,149,727
Net income	-	-	-	-	-	-	41,920	-	(5,693)	36,227
Issuance of shares for achievement of earnout target	403,089	9,960	(9,960)	-	-	-	-	-	-	-
Share-based compensation	403,829	5,629	-	-	-	-	-	-	-	5,629
Appropriation to statutory reserves	-	-	-	-	-	3,342	(3,342)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	(608)	(12)	(620)
Balance as of June 30, 2024	41,845,855	463,108	20,817	(913,845)	(19,216)	48,040	667,399	17,357	(6,542)	1,190,963

	Ordinary shares		Shares to be	Treasury stocks		Statutory	Retained	Accumulated other comprehensive	Non- controlling	Total
	Shares	Amount	issued	shares	Amount	reserves	earnings	Income	interests	equity
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2024	41,847,784	468,058	20,817	(1,048,178)	(19,952)	50,705	662,499	16,967	(13,778)	1,185,316
Net income	-	-	-	-	-	-	13,493	-	(3,744)	9,749
Share-based compensation	489,984	5,897	-	-	-	-	-	-	-	5,897
Appropriation to statutory reserves	-	-	-	-	-	490	(490)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	825	170	995
Balance as of June 30, 2025	42,337,768	473,955	20,817	(1,048,178)	(19,952)	51,195	675,502	17,792	(17,352)	1,201,957
Balance as of June 30, 2025 (US$)	42,337,768	66,162	2,906	(1,048,178)	(2,785)	7,147	94,296	2,483	(2,422)	167,787

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SCIENJOY HOLDING CORPORATION

UNAUDITED CONDENSEDCONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share and per share data or otherwise stated)

	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	US$
Cash flows from operating activities
Net income	36,227	9,749	1,361

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	571	724	101
Amortization of intangible assets	3,479	3,480	486
Provision for credit losses	1,126	1,400	195
Loss from disposal of property and equipment	1	1	-
Deferred tax expense (benefit)	1,448	(831)	(116)
Change in fair value of investment in marketable security	(3,764)	31,092	4,340
Investments loss	3,354	971	136
Share-based compensation	5,629	5,897	823
Amortization of right-of-use assets-operating lease	3,613	3,492	487
Changes in operating assets and liabilities
Accounts receivable	13,041	1,956	273
Prepaid expense and other current assets	18,813	(3)	-
Long term deposits and other assets	(5)	67	10
Accounts payable	(38,152)	3,028	423
Deferred revenue	(12,589)	9,012	1,258
Accrued salary and employee benefits	(5,369)	(12,132)	(1,694)
Accrued expenses and other current liabilities	(19,365)	(3,338)	(466)
Income tax payable	(3,809)	1,079	151
Lease liabilities-operating lease	(3,898)	(4,672)	(652)
Net cash provided by operating activities	351	50,972	7,116

Cash flows from investing activities
Cash acquired from acquisition	-	28	4
Payment for long term investments	(16,655)	(6,000)	(838)
Purchase of property and equipment and intangible assets	(260)	(261)	(36)
Net cash used in investing activities	(16,915)	(6,233)	(870)

Cash flows from financing activities
Proceeds from (advance to) related parties	355	(100)	(14)
Net cash provided by (used in) financing activities	355	(100)	(14)

Effect of foreign exchange rate changes on cash	(492)	1,311	183
Net increase (decrease) in cash and cash equivalents	(16,701)	45,950	6,415
Cash and cash equivalents at beginning of the period	205,465	252,540	35,253
Cash and cash equivalents at end of the period	188,764	298,490	41,668

Supplemental disclosures of cash flow information:
Income taxes paid	10,018	2,210	309

Supplemental non-cash investing and financing information:
Right-of-assets-operating lease obtained in exchange for lease liabilities-operating lease	-	16,442	2,295
Issuance of Class A ordinary shares for achievement of earnout target	9,960	-	-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SCIENJOY HOLDING CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Scienjoy Holding Corporation (the “Company” or “Scienjoy”) through its subsidiaries, and variable interest entities(“VIE”) and its subsidiaries (collectively the “Group”) are principally engaged in operating its own live streaming platforms in the People’s Republic of China (the “PRC”), which enable users to view and interact with broadcasters through online chat, virtual items and playing games. The primary theme of the Company’s platform is entertainment live streaming.

(a) Recent developments

On April 1, 2025, the Company acquired 70% equity interest in Star Home Global Media FZ-LL (“Star Home”) for no consideration, Star Home is a Dubai-based multi-channel network (MCN) company.

On April 14, 2025, the Company formed a 51% owned subsidiary Fashionfly Limited, which is engaged in developing multi-channel network business.

(b) Organization

Subsidiaries and VIEs include the following:

Subsidiaries	Date of incorporation	Place of incorporation	Percentage of direct/indirect ownership	Principal activities
Scienjoy Inc.	February 23, 2017	Cayman Islands	100%	Holding Company
Scienjoy Pte. Ltd. (“Scienjoy SG”)	July 25, 2023	Singapore	100%	Holding Company
Scienjoy International Limited (“Scienjoy HK”)	May 18, 2017	Hong Kong	100%	Holding Company
Scienjoy BeeLive Limited (formerly known as Sciscape International Limited, “SIL”)	December 18, 2017	Hong Kong	100%	Live streaming platform
Golden Shield Enterprises Limited (“Golden Shield”)	September 28, 2021	British Virgin Islands	100%	Holding Company
Scienjoy Verse Tech Ltd (“Scienjoy Verse”) (a 51% owned subsidiary of Scienjoy SG)	September 18, 2023	Dubai	51%	Holding Company
Scienjoy Meta Technology LLC (“Scienjoy Meta”) (a wholly owned subsidiary of Scienjoy Verse)	October 3, 2023	Dubai	51%	Metaverse business
Scenovo Pte. Ltd. (“Scenovo SG”) (a 51% owned subsidiary of Scienjoy SG)	April 11, 2024	Singapore	51%	Holding Company
SJ Verse Global Media LLC (“SJ Verse”) (a 90% owned subsidiary of Scenovo SG)	May 20, 2020	Dubai	45.9%	Multi-channel network business
Techjoy Pte. Ltd. (“Techjoy SG”) (a 70% owned subsidiary of Scenovo SG)	May 31, 2024	Singapore	35.7%	Multi-channel network business
Fashionfly Limited (a wholly owned subsidiary of Scenovo SG)	April 14, 2025	Hong Kong	51%	Multi-channel network business
Star Home Global Media FZ-LLC (a 70% owned subsidiary of Scenovo SG)	December 05, 2024	Dubai	35.7%	Multi-channel network business
Sixiang Wuxian (Beijing) Technology Co., Ltd. (“WXBJ”) (a wholly owned subsidiary of Scienjoy HK)	October 17, 2017	The PRC	100%	Holding Company
Sixiang Zhihui (Beijing) Technology Co., Ltd. (“ZH”) (a wholly owned subsidiary of WXBJ)	July 5, 2018	The PRC	100%	Holding Company

SCIENJOY HOLDING CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(b) Organization (continued)

Subsidiaries	Date of incorporation	Place of incorporation	Percentage of direct/indirect ownership	Principal activities
Sixiang Yingyue (Shanghai) Technology Co., Ltd(“SXYY”) (a wholly owned subsidiary of WXBJ)	June 30, 2022	The PRC	100%	Information technology
Holgus Sixiang Information Technology Co., Ltd. (“Holgus X”) (a wholly owned subsidiary of ZH)	May 9, 2017	The PRC	100%	Live streaming platform
Kashgar Sixiang Times Internet Technology Co., Ltd. (“Kashgar Times”) (a wholly owned subsidiary of ZH)	March 2, 2016	The PRC	100%	Live streaming platform
Kashgar Sixiang Lehong Information Technology Co., Ltd (“Kashgar Lehong”) (a wholly owned subsidiary of ZH)	July 23, 2020	The PRC	100%	Information technology
Holgus Sixiang Haohan Internet Technology Co., Ltd. (“Holgus H”) (a wholly owned subsidiary of ZH)	December 11, 2020	The PRC	100%	Information technology
Sixiang ZhiHui (Hainan) Technology Co., Ltd (“ZHHN”) (a wholly owned subsidiary of ZH)	December 23, 2020	The PRC	100%	Live streaming platform
Sixiang Wuxian (Zhejiang) Culture Technology Co., Ltd (“WXZJ”) (a wholly owned subsidiary of Scienjoy HK)	April 28, 2022	The PRC	100%	Information technology
Sixiang Zhihui (Zhejiang) Culture Technology Co., Ltd (“ZHZJ”) (a wholly owned subsidiary of WXZJ)	January 4, 2022	The PRC	100%	Information technology
VIEs
Zhihui Qiyuan (Beijing) Technology Co., Ltd. (“QY”) (Controlled through contractual agreements by WXBJ)	January 22, 2019	The PRC	100%	Holding Company
Beijing Sixiang Shiguang Technology Co., Ltd. (“SG”) (a wholly owned subsidiary of QY)	October 28, 2011	The PRC	100%	Live streaming platform
Hai Xiu (Beijing) Technology Co., Ltd. (“HX”) (a wholly owned subsidiary of QY)	April 18, 2016	The PRC	100%	Live streaming platform
Beijing Le Hai Technology Co., Ltd. (“LH”) (a wholly owned subsidiary of QY)	June 16, 2015	The PRC	100%	Live streaming platform
Sixiang Mifeng (Tianjin) Technology Co., Ltd (“DF”, formerly known as Tianjin Guangju Dingfei Technology Co., Ltd) (a wholly owned subsidiary of QY)	August 8, 2016	The PRC	100%	Live streaming platform
Changxiang Infinite Technology (Beijing) Co., Ltd. (“CX”) (a wholly owned subsidiary of DF)	September 22, 2016	The PRC	100%	Live streaming platform

SCIENJOY HOLDING CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(b) Organization (continued)

	Date of incorporation	Place of incorporation	Percentage of direct/indirect ownership	Principal activities
Zhihui QiYuan (Hainan) Investment Co., Ltd (“QYHN”) (an 80% owned subsidiary of QY and a 20% owned subsidiary of DF) (1)	March 2, 2021	The PRC	100%	Live streaming platform
Huayu Hefeng (Qingdao) Technology Co., Ltd (“HYHF”) (a wholly owned subsidiary of SG)	September 29, 2021	The PRC	100%	Live streaming platform
Beijing Weiliantong Technology Co., Ltd.(“WLT”) (a wholly owned subsidiary of QY)	July 28, 2015	The PRC	100%	Live streaming platform
Chuangda Zhihui (Beijing) Technology Co., Ltd.(“CDZH”) (a wholly owned subsidiary of SG)	November 30, 2015	The PRC	100%	Live streaming platform
Beijing Huayi Dongchen Technology Co., Ltd. (“HYDC”) (a wholly owned subsidiary of CDZH)	February 6, 2015	The PRC	100%	Live streaming platform
Hongcheng Huiying (Zhejiang)Technology Industry Development Co., Ltd(“HCHY”) (a 51% owned subsidiary of QYHN)	February 15, 2022	The PRC	51%	Live streaming platform
Hangzhou Sixiang Fengjing Culture Technology Co., Ltd.(“SXFJ”) (a 51% owned subsidiary of QYHN)	May 30, 2024	The PRC	51%	Holding Company
Sixiang Qiyuan (Hangzhou) Culture Technology Co., Ltd (“QYHZ”) (Controlled through contractual agreements by WXZJ)	March 30, 2022	The PRC	100%	Holding Company
Xiuli (Zhejiang) Culture Technology Co., Ltd (“XLZJ”) (a wholly owned subsidiary of QYHZ)	April 7, 2022	The PRC	100%	Live streaming platform
Leku (Zhejiang) Culture Technology Co., Ltd (“LKZJ”) (a wholly owned subsidiary of QYHZ)	April 7, 2022	The PRC	100%	Live streaming platform
Haifan (Zhejiang) Culture Technology Co., Ltd (“HFZJ”) (a wholly owned subsidiary of QYHZ)	April 7, 2022	The PRC	100%	Live streaming platform
Xiangfeng (Zhejiang) Culture Technology Co., Ltd (“XFZJ”) (a wholly owned subsidiary of QYHZ)	April 7, 2022	The PRC	100%	Live streaming platform
Hongren (Zhejiang) Culture Technology Co., Ltd (“HRZJ”) (a wholly owned subsidiary of QYHZ)	April 7, 2022	The PRC	100%	Live streaming platform

(1)	On March 1, 2025, DF acquired a 20% equity interest in QYHN from QY by contributing RMB5,000 in registered capital to QYHN.

SCIENJOY HOLDING CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation and principles of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2024 and 2025 are not necessarily indicative of the results that may be expected for the full year. The information included in this interim report should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and notes thereto included in Scienjoy Holding Corporation’s annual financial statements for the fiscal year ended December 31, 2024 filed with the SEC on April 22, 2025.

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries, and its VIE and VIE’s subsidiaries over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary. All significant inter-company transactions and balances between the Company, its subsidiaries and the VIE are eliminated upon consolidation.

(b) Business combinations

The Company accounts for all business combinations under the purchase method of accounting in accordance with ASC 805, Business Combinations (“ASC 805”). The purchase method of accounting requires that the consideration transferred to be allocated to net assets including separately identifiable assets and liabilities the Company acquired, based on their estimated fair value. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of the cost of the acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the identifiable net assets of the acquiree, the difference is recognized directly in earnings. The determination and allocation of fair values to the identifiable net assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable judgment from management. Although the Company believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from forecasted amounts and the differences could be material.

(c) Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the period. Areas where management uses subjective judgment include, but are not limited to revenue recognition, estimating the useful lives of long-lived assets and intangible assets, valuation assumptions in performing asset impairment tests of long-lived assets, allowance for credit losses, and valuation of deferred taxes and deferred tax assets. Actual results could differ from those estimates, and as such, differences may be material to the unaudited condensed consolidated financial statements.

SCIENJOY HOLDING CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d) Foreign currency

The functional currency of the Company is in US dollars and the functional currency of the Company’s subsidiaries and VIEs are local currencies, as determined based on the criteria of Accounting Standards Codification (“ASC”) 830 (“ASC 830”) “Foreign Currency Matters”. The reporting currency of the Company is Renminbi (“RMB”).

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange in place at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into the functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the consolidated statement of operations.

Assets and liabilities of the Company translated from their respective functional currencies to the reporting currency at the exchange rates at the balance sheet dates, equity accounts are translated at historical exchange rates and revenues and expenses are translated at the average exchange rates in effect during the reporting period. The resulting foreign currency translation adjustment are recorded in other comprehensive income (loss).

(e) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive income (loss) and consolidated statements of cash flows from RMB into USD (or “US$”) as of and for the six months ended June 30, 2025 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.1636, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on the last trading day of June 30, 2025 No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

(f) Accounts receivable and allowance for credit losses

Accounts receivable is stated at the historical carrying amount net of allowance for credit losses.

The Company maintains an allowance for credit losses which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for credit losses taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the debtors as well as the age of the individual receivables balance. In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective January 1, 2023. The Company makes specific bad debt provisions based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections.

Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable.

(g) Investment in marketable security

Marketable securities consist of investments in equity securities with readily determinable fair values. Marketable equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities, in accordance with ASC 320. The Company accounts for investments in marketable equity securities with readily determinable fair values in accordance with ASC Topic 321, Investments - Equity Securities (“ASC 321”). These investments are measured at fair value with the related gains and losses, including unrealized, recognized in investment income (loss).

SCIENJOY HOLDING CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h) Intangible assets

Intangible assets are carried at cost less accumulated amortization and any impairment. Certain licenses for platforms are determined to have an infinite useful life and are not subject to amortization and tested for impairment at least annually. Intangible assets with a finite useful life are amortized using the straight-line method over the estimated economic life of the intangible assets as follows:

Trademark	10 years
Patent	10 years
Copyright	10 years
Software	3 to 10 years
Licenses acquired	3 years

(i) Impairment of long-lived assets

The Company evaluates its long-lived assets or asset group, including property and equipment and intangible assets including license that has an infinite useful life, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, the Company evaluates for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. No impairment of long-lived assets was recognized for the six months ended June 30, 2024 and 2025.

(j) Goodwill

Goodwill represents the excess of cost over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Goodwill is not subject to amortization but is monitored annually for impairment or more frequently if there are indicators of impairment. Management considers the following potential indicators of impairment: significant underperformance relative to historical or projected future operating results, significant changes in the Company’s use of acquired assets or the strategy of the Company’s overall business, significant negative industry or economic trends and a significant decline in the Company’s stock price for a sustained period. The Company performs its impairment test on annual basis. Currently, the Company’s goodwill is evaluated at the entity level as it has been determined there is one operating segment comprised of one reporting unit. When assessing goodwill for impairment the Company first performs a qualitative assessment to determine whether it is necessary to perform a quantitative analysis. If the Company determines it is unlikely that the reporting unit fair value is less than its carrying value then no quantitative assessment is performed. If the Company cannot determine that it is likely that the reporting unit fair value is more than its carrying value, then the Company performs a quantitative assessment. for the six months ended June 30, 2024 and 2025, the Company performed the impairment test and determined that the fair value of goodwill was more than carrying value, therefore the Company did not recognize any impairment loss on goodwill.

SCIENJOY HOLDING CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k) Long term investment

ASU 2016-01 (“ASU 2016-01”), Recognition and Measurement of Financial Assets and Financial Liabilities amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The main provisions require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value through earnings, unless they qualify for a measurement alternative.

Equity Investments with Readily Determinable Fair Values

Equity investments with readily determinable fair values are measured and recorded at fair value using the market approach based on the quoted prices in active markets at the reporting date.

Equity investments without readily determinable fair values

After the adoption of this new accounting standard, the Company elected to record equity investments without readily determinable fair values and not accounted for under the equity method at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and report changes in the carrying value of the equity investment in current earnings. Changes in the carrying value of the equity investment are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. Reasonable efforts shall be made to identify price changes that are known or that can reasonably be known.

Equity investments accounted for using the equity method

The Company accounts for its equity investment over which it has significant influence but does not own a majority equity interest or otherwise control, using the equity method. The Company adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment. The Company assesses its equity investment for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entity, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investments in a privately held entity, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary.

SCIENJOY HOLDING CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l) Fair value of financial instruments

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or a liability. Assets and liabilities recorded at fair value are measured and classified in accordance with a three-tier fair value hierarchy based on the observability of the inputs available in the market used to measure fair value:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, accounts receivable, other receivables included in prepaid expenses and other current assets, accounts payables, balances with related parties and other current liabilities, approximate their fair values because of the short-term maturity of these instruments.

Assets and Liabilities Measured or Disclosed at Fair Value on a recurring basis

The following tables represent the fair value hierarchy of the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2024 and June 30, 2025:

	As of December 31, 2024
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
	RMB	RMB	RMB	RMB
Financial assets:
Investment in marketable equity security	37,629	-	-	37,629

	As of June 30, 2025
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
	RMB	RMB	RMB	RMB
Financial assets:
Investment in marketable equity security	6,537	-	-	6,537

SCIENJOY HOLDING CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m) Revenue recognition

The Company applies the ASU 2014-09, Revenue from Contracts with Customers — Topic 606 for its revenue recognition for all periods presented. Revenues are recognized when control of the promised virtual items or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those virtual items or services. Revenue is recorded, net of sales related taxes and surcharges.

Live streaming

The Company is principally engaged in operating its own live streaming platforms, which enable broadcasters and viewers to interact with each other during live streaming. The Company is responsible for providing a technological infrastructure to enable the broadcasters, online users and viewers to interact through live streaming platforms. All the platforms can be accessed for free. The Company mainly derives the revenue from sales of virtual items in the platforms. The Company has a recharge system for users to purchase the Company’s virtual currency then purchase virtual items for use. Users can recharge via various online third-party payment platforms, including WeChat Pay, AliPay and other payment platforms. Virtual currency is non-refundable and often consumed soon after it is purchased.

The Company designs, creates and offers various virtual items for sales to users with pre-determined stand-alone selling price. Virtual items are categorized as consumable and time-based items. Consumable items are consumed upon purchase and use while time-based items could be used for a fixed period of time. Users can purchase and present consumable items to broadcasters to show support for their favorite broadcasters, or purchase time-based virtual items for one or multiple months for a monthly fee, which provide users with recognized status, such as priority speaking rights or special symbols over a period of time.

The Company shares a portion of the sales proceeds of virtual items (“revenue sharing fee”) with broadcasters and talent agencies in accordance with their revenue sharing arrangements. Broadcasters, who do not have revenue sharing arrangements with the Company, are not entitled to any revenue sharing fee. The Company also utilizes third-party payment collection channels, which charges the payment handling cost for users to purchase the virtual currency directly from it. The payment handling costs are recorded in cost of sales.

The Company evaluates and determines that it is the principal and views users to be its customers, because the Company controls the virtual items before they are transferred to users. Its control is evidenced by the Company’s sole ability to monetize the virtual items before they are transferred to users, and is further supported by the Company being primarily responsible to the users for the delivery of the virtual items as well as having full discretion in establishing pricing for the virtual items. Accordingly, the Company reports live streaming revenues on a gross basis with the amounts billed to users recorded as revenues and revenue sharing fee paid to broadcasters and related agencies recorded as cost of revenues.

Sales proceeds are initially recorded as deferred revenue and recognized as revenue based on the consumption of the virtual items. The Company has determined that each individual virtual item represents a distinct performance obligation. Accordingly, live streaming revenue is recognized immediately when the consumable virtual item is used, or in the case of time-based virtual items, revenue is recognized over the fixed period on a straight-line basis. The Company does not have further obligations to the user after the virtual items are consumed. The Company’s live streaming virtual items are generally sold without right of return and the Company does not provide any other credit and incentive to its users. Unconsumed virtual currency is recorded as deferred revenue.

The Company also cooperates with independent third-party distributors to sell virtual currency through annual distribution agreements with these distributors. Third-party distributors purchase virtual currency from the Company with no refund provision according to the annual distribution agreements, and they are responsible for selling the virtual currency to end users. They may engage their own sales representatives, which are referred to as “sales agents” to directly sell to individual end users. The Company has no control over such “sales agents”. The Company has discretion to determine the price of the virtual currency sold to its third-party distributors, but has no discretion as to the price at which virtual currency is sold by its third-party distributors to the sales agents.

SCIENJOY HOLDING CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m) Revenue recognition (continued)

Technical services and others

The Company generated technical and other revenues from providing multi-channel network (“MCN”) agency service, technical development, advisory and others, which accounts for only approximately 3% or less of revenue for the six months ended June 30, 2024 and 2025. As the amount was immaterial, and short-term in nature, which is usually less than six months, the Company recognizes revenue when service is rendered and accepted by customers.

Practical expedients and exemptions

The Company’s contracts have an original duration of one year or less. Accordingly, the Company does not disclose the value of unsatisfied performance obligations.

Revenue by types and platforms

The following table sets forth types of our revenue for the periods indicated:

	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	US$
Live streaming - consumable virtual items revenue	671,308	630,084	87,956
Live streaming - time based virtual item revenue	12,516	9,258	1,292
Technical services and others	7,315	17,025	2,377
Total revenue	691,139	656,367	91,625

As of June 30, 2025, the Company operated five brands of live streaming platforms, consisting of: Showself Live Streaming, Lehai Live Streaming, Haixiu Live Streaming, BeeLive Live Streaming (including BeeLive Chinese version – Mifeng) and Hongle Live Streaming. The following table sets forth our revenue by platforms for the periods indicated:

	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	US$
Showself	139,571	165,985	23,171
Lehai	188,100	136,694	19,081
Haixiu	143,525	117,037	16,338
Beelive	111,507	118,955	16,605
Hongle	101,121	100,671	14,053
Technical services and others	7,315	17,025	2,377
TOTAL	691,139	656,367	91,625

Contract balances

Contract balances include accounts receivable and deferred revenue. Accounts receivable primarily represent cash due from distributors and are recorded when the right to consideration is unconditional. The allowance for credit losses reflects the best estimate of probable losses inherent to the account receivable balance. Deferred revenue primarily includes unconsumed virtual currency and unamortized revenue from time-based virtual items in the Company’s platforms, where there is still an obligation to be provided by the Company, which will be recognized as revenue when all of the revenue recognition criteria are met. Due to the generally short-term duration of the relevant contracts, all performance obligations are satisfied within one year.

SCIENJOY HOLDING CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n) Government subsidies

Government subsidies are primarily referred to the amounts received from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies amounted to RMB703 and RMB7,962 (US$1,111) for the six months ended June 30, 2024 and 2025 are recorded as other income.

(o) Cost of revenues

Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate revenue. Such costs are recorded as incurred. Cost of revenues consists primarily of (i) revenue sharing fees and content costs, including payments to various broadcasters, and content providers, (ii) bandwidth costs, (iii) salaries and welfare, (iv) depreciation and amortization expense for servers and other equipment, and intangibles directly related to operating the platform, (v) user acquisition costs (vi) payment handling costs, and (vii) other costs.

(p) Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising and market promotion expenses. The advertising and market promotion expenses amounted to RMB2,045 and RMB3,285 (US$459) for the six months ended June 30, 2024 and 2025, respectively.

(q) Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. The Company follows the liability method in accounting for income taxes in accordance to ASC topic 740 (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. A valuation allowance would be recorded against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Company’s uncertain tax positions and determining its provision for income taxes. The Company recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive loss. The Company did not recognize any interest and penalties associated with uncertain tax positions for six months ended June 30, 2024 and 2025 As of December 31, 2024 and June 30, 2025, the Company did not have any significant unrecognized uncertain tax positions.

(r) Value added tax (“VAT”)

Revenue represents the invoiced value of service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in tax payable. All of the VAT returns filed by the Company’s subsidiaries in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

SCIENJOY HOLDING CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s) Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. Contingently issuable shares were not included in the computation of diluted shares outstanding if they were not issuable should the end of the reporting period have been the end of the contingency period. For the six months ended June 30, 2024, there was 636,691 contractual issuable shares related to Weiliantong acquisition and 296,543 shares related to RSU incentive plan. For the six months ended June 30, 2025, there was 636,691 contractual issuable shares related to Weiliantong acquisition and 77,496 shares related to RSU incentive plan,

(t) Non-controlling interests

As of June 30, 2025, non-controlling interests represent 49% non-controlling shareholders’ interests in HCHY, 49% non-controlling shareholders’ interests in SXFJ, 49% non-controlling shareholders’ interests in Scienjoy Verse and its fully owned subsidiary Scienjoy Meta, 10% non-controlling shareholders’ interests in SJ Verse, 49% non-controlling shareholders’ interests in Scenovo SG and its fully owned subsidiary Fashionfly Limited, 30% non-controlling shareholders’ interests in Star Home and 30% non-controlling shareholders’ interests in Techjoy SG. The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests in the operating results of the Company are presented on the face of the consolidated statements of comprehensive income (loss) as an allocation of the total income or loss between non-controlling interest holders and the shareholders of the Company.

(u) Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Based on the criteria established by ASC 280, the Company’s chief operating decision makers (“CODM”) have been identified as the Company’s Chief Executive Officer, who reviews the unaudited condensed consolidated financial results when making decisions about allocating resources and assessing the performance of the Company as a whole and hence, the Company has only one reportable segment. As the Company’s long-lived assets are substantially all located in the PRC and the majority of the Company’s revenues are derived from within the PRC, no geographical segments are presented.

(v) Recent accounting pronouncements

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The adoption of this ASU did not have any material impact on the Company’s unaudited condensed consolidated financial statements and disclosure.

SCIENJOY HOLDING CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v) Recent accounting pronouncements (continued)

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The adoption of this ASU did not have any material impact on the Company’s unaudited condensed consolidated financial statements and disclosure.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2025. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. Once adopted, this ASU will result in additional disclosures.

In March 2024, the FASB issued ASU 2024-01, “Compensation - Stock Compensation (Topic 718) - Scope Application of Profits Interest and Similar Awards” (“ASU 2024-01”), which intends to improve clarity and operability without changing the existing guidance. ASU 2024-01 provides an illustrative example intended to demonstrate how entities that account for profits interest and similar awards would determine whether a profits interest award should be accounted for in accordance with Topic 718. Entities can apply the guidance either retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date of adoption. ASU 2024-01 is effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. The adoption of this ASU did not have any material impact on the Company’s unaudited condensed consolidated financial statements and disclosure.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements – Amendments to Remove References to the Concept Statements” (“ASU 2024-02”). ASU 2024-02 contains amendments to the FASB Accounting Standards Codification that remove references to various FASB Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior Statements to provide guidance in certain topical areas. ASU 2024-02 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the potential impact of adopting this guidance on Financial Statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted. The Company is currently evaluating the impact of this accounting standard update on its unaudited condensed consolidated financial statements and related disclosures.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity. ASU 2025-03 clarifies the guidance to determine the accounting acquirer in a business combination that is effected primarily by exchanging equity interests, when the legal acquiree is a variable interest entity (“VIE”) that meets the definition of a business. ASU 2025-03 requires entities to consider the same factors in ASC 805, Business Combinations, required for determining which entity is the accounting acquirer in other acquisition transactions. ASU 2025-03 is effective for the Company’s annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-03 is required to be applied on a prospective basis to any acquisition transaction that occurs after the initial application date. The Company is currently assessing the impact this standard will have on the Company’s unaudited condensed consolidated financial statements.

SCIENJOY HOLDING CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v) Recent accounting pronouncements (continued)

In May 2025, the FASB issued ASU 2025-04, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606). ASU 2025-04 revises the definition of the term performance condition for share-based consideration payable to a customer to incorporate conditions that are based on the volume or monetary amount of a customer’s purchases or potential purchases. ASU 2025-04 also eliminates the policy election to account for forfeitures as they occur for awards with service conditions. ASU 2025-04 also clarifies that ASC 606 variable consideration guidance does not apply to share-based payments to customers; instead, vesting probability should be assessed solely under ASC 718, Compensation—Stock Compensation. ASU 2025-04 is effective for the Company’s annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-04 may be applied on either a modified retrospective basis or on a retrospective basis. The Company is currently assessing the impact this standard will have on the Company’s unaudited condensed consolidated financial statements.

In July 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 amends ASC 326, Financial Instruments—Credit Losses, and introduces a practical expedient available for all entities and an accounting policy election available for all entities, other than public business entities, that elect the practical expedient. These changes apply to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue Recognition. Under the practical expedient, entities may assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset when developing reasonable and supportable forecasts. This simplifies the estimation process for short-term financial assets. ASU 2025-05 is effective for the Company’s annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-05 should be applied on a prospective basis. The Company is currently assessing the impact this standard will have on the Company’s unaudited condensed consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

3. CONCENTRATION OF RISK

(a) Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, other receivables included in prepaid expenses, other current assets, and amounts due from related parties. As of December 31, 2024 and June 30, 2025, RMB242,359 and RMB288,174 (US$40,228), respectively, were deposited with major financial institutions located in the PRC. There is a RMB500,000 deposit insurance limit for a legal entity’s aggregated balance at each mainland PRC bank, and the bank deposits with financial institutions in the Hong Kong Special Administrative Region are insured by the government authority up to HKD500,000. Management believes that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests.

For the credit risk related to accounts receivable, the Company adopted Credit Losses (Topic 326) effective January 1, 2023. The Company makes specific bad debt provisions based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections.

(b) Currency convertibility risk

Majority of the Company’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB (¥) into US$ ($) or other foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

SCIENJOY HOLDING CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

3. CONCENTRATION OF RISK (CONTINUED)

(c) Significant customers

For the six months ended June 30, 2024 and 2025, no customer individually represents greater than 10% of the total revenue, respectively.

(d) Significant suppliers

For the six months ended June 30, 2024, one vendor accounted for 14.3% of the Company’s total purchases. For the six months ended June 30, 2025, no vender accounted for greater than 10% of the Company’s total purchases. As of December 31, 2024, no vendor accounted for greater than 10% of the Company’s accounts payable. As of June 30, 2025, one vendor accounted for 10.2% of the Company’s accounts payable.

4. ACQUISITION

Acquisition of Star Home

On April 1, 2025, Scenovo SG entered into a share acquisition agreement with a third party to purchase 70% equity in Star Home for a consideration of nil. The transaction was completed on April 1, 2025. Star Home is a Dubai-based multi-channel network (MCN) company. The historical operating results of Star Home were not significant to the Company. The Company believes the Star Home acquisition will help to explore oversea market. The Star Home acquisition was accounted for as business combination in accordance with ASC 805. Acquisition-related costs incurred for the acquisitions are not material. The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date, which represents the net purchase price allocation at the date of the acquisition based on a valuation performed by an independent valuation firm engaged by the Company.

RMB
Cash acquired	28
Prepaid expenses and other current assets	662
Goodwill	578
Total assets	1,268

Current liabilities	1,268
Non-current liabilities	-
Total liabilities	1,268
30% Equity Value with non-controlling interests	-
Total consideration	-

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for credit losses consist of the following:

	As of December 31,	As of June 30,
	2024	2025	2025
	RMB	RMB	US$
Accounts receivable	231,742	229,785	32,076
Less: allowance for credit losses	(5,682)	(7,081)	(988)
Accounts receivable, net	226,060	222,704	31,088

SCIENJOY HOLDING CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

5. ACCOUNTS RECEIVABLE, NET (CONTINUED)

An analysis of the allowance for credit losses is as follows:

	For the year ended December 31,	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	US$
Beginning balance	5,097	5,682	793
Additions	584	1,400	195
Exchange difference	1	(1)	-
Ending balance	5,682	7,081	988

Four unrelated distributors accounted for 33.2%, 26.5%, 18.3% and 10.3% of the Company’s accounts receivable as of December 31, 2024, respectively. Three unrelated distributors accounted for 38.7%, 25.0% and 15.8% of the Company’s accounts receivable as of June 30,2025, respectively.

6. INTANGIBLE ASSETS, NET

Intangible assets, net consists of the following:

	As of December 31,	As of June 30,
	2024	2025	2025
	RMB	RMB	US$
At cost:
Trademark	49,924	49,924	6,969
Patent	122	122	17
Copyright	238	257	36
Software	9,993	9,993	1,395
License acquired	371,700	371,700	51,887
Total	431,977	431,996	60,304
Less: accumulated amortization	(26,721)	(30,210)	(4,217)
Intangible assets, net	405,256	401,786	56,087

For the six months ended December 31, 2024 and June 30, 2025, amortization expense was RMB3,479 and RMB 3,480 (US$486), respectively.

The estimated annual amortization expense for each of the five succeeding fiscal years is as follow:

	Amortization	Amortization
Twelve months ending June 30,	RMB	US$
2026	5,818	812
2027	5,394	753
2028	5,073	708
2029	5,059	706
2030	5,065	707
Thereafter	3,777	527
Total	30,186	4,213

SCIENJOY HOLDING CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

7. LONG TERM INVESTMENTS

	Equity investments accounted for using the equity method(ii)	Cost method investments without readily determinable fair value(i)	Total
	RMB	RMB	RMB
Balance as of January 1, 2024	162,430	91,981	254,411
Additions	-	19,500	19,500
Decrease	-	(444)	(444)
Share of loss in equity method investee	(5,742)	-	(5,742)
Exchange difference	87	-	87
Impairment	-	(10,425)	(10,425)
Balance as of December 31, 2024	156,775	100,612	257,387

	Equity investments accounted for using the equity method(ii)	Cost method investments without readily determinable fair value(i)	Total	Total
	RMB	RMB	RMB	US$
Balance as of January 1, 2025	156,775	100,612	257,387	35,930
Additions	-	6,000	6,000	838
Share of loss in equity method investees	(971)	-	(971)	(136)
Exchange difference	(202)	-	(202)	(28)
Balance as of June 30, 2025	155,602	106,612	262,214	36,604

(i)

Cost-method investments include the following items:

In 2020, the Company invested RMB5,000 for 1.70% equity interest in the privately-held entity (“Zhejiang Qusu Technology Co., Ltd” or “QS”), in which the Company does not have significant influence and such investment do not have readily determinable fair values.

On May 27, 2021, the Company invested RMB10,000 for 4.44% equity interest in Qingdao Weilai JingChanye Investment Fund LP (“QD”), in which the Company does not have significant influence and such investment do not have readily determinable fair values. As of June 30, 2025, the Company received principal refund of RMB888.

On December 9, 2022, the Company invested RMB5,000 for 1.12% equity interest in Chengdu Tianfu Yuanhe Jingu Venture Capital Center LP, in which the Company does not have significant influence and such investment do not have readily determinable fair values.

On December 19, 2022, the Company invested RMB25,000 in Banyou Century (Hangzhou) Technology Co., Ltd.(“Banyou”) for its 7.6923% equity interest. On July 3, 2023, the Company signed a purchase agreement with Qingdao Sixiang Zhuohong Private Equity LP (“Qingdao LP”) to purchase 11.5385% equity interest of Banyou for a consideration of RMB37,500. Together with the newly acquired equity interest, the Company holds in total of 19.2308% equity interest in Banyou, in which the Company does not have significant influence and such investment do not have readily determinable fair values. On July 19, 2023, the Company fully paid RMB37,500 to Qingdao LP.

SCIENJOY HOLDING CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

7. LONG TERM INVESTMENTS (CONTINUED)

On October 9, 2021, the Company signed an investment agreement to invest up to RMB8,500 into Hainan Jiuhe Huiyuan No.1 Fund Partnership (Limited partnership) (“Hainan Jiuhe”) for its 3.26% equity interest, in which the Company does not have significant influence and such investment do not have readily determinable fair values. On January 17, 2023 and April 21, 2025, the Company invested RMB3,500 and RMB5,000 in Hainan Jiuhe, respectively.

On March 12, 2024, the Company entered into an equity purchase agreement with Qingdao LP for a consideration of RMB13,500 to purchase 6% equity interest of Hangzhou Zhange Culture Technology Co., Ltd (“Zhange”), in which the Company does not have significant influence and such investment do not have readily determinable fair values. On March 14, 2024, the Company paid RMB13,500 to Qingdao LP.

On December 23, 2024, the Company invested RMB2,000 in Shenzhen Leyishang E-commerce Co., Ltd (“Shenzhen Leyishang”) for its 10% equity interest. On June 18, 2025, the Company further invested RMB1,000 in Shenzhen Leyishang for its 2.25% equity interest and after this investment, the Company holds total 12.25% equity interest in Shenzhen Leyishang. The Company does not have significant influence and such investment do not have readily determinable fair values.

(ii)

Equity investments include the following items:

On October 9, 2021, the Company signed an investment agreement to invest up to RMB150,000 into Qingdao LP, which further invests in broadcaster, IT, Big Data, Artificial Intelligence and logistic industry. The Qingdao LP is managed by two unrelated general partners (GPs). The Company, as a Limited partner, neither participate in the daily operation of Qingdao LP, nor has the exclusive rights to control the partnership meeting and investment decisions. As a result, the Company considers it has significant influence on this investment based on its voting power. The Company recorded shares of loss RMB742 and RMB747 (US$105) for the six months ended June 30, 2024 and 2025, respectively.

On September 6, 2023, the Company signed a share purchase agreement to invest up to US$3,000 (RMB21,384) into DVCC TECHNOLOGY L.L.C (“DVCC”) for its 30% equity interest, the investment will be paid in two tranches (a) US$1,000 will be paid in five days after the completion of the corresponding condition is completed; (b)US$2,000 no later than ten days after the completion of the corresponding condition. As a result, the Company considers it has significant influence on this investment based on its voting power. The Company recorded shares of loss RMB2,814 and RMB224(US$31) for the six months ended June 30, 2024 and 2025, respectively.

Other than the disclosed impairment loss, the Company believes there was no material market environment change or impairment indicator for other long-term investments.

SCIENJOY HOLDING CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

8. RIGHT OF USE ASSETS

The Company has several operating leases for offices. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to operating leases was as follows:

	As of December 31,	As of June 30,
	2024	2025	2025
	RMB	RMB	US$
Right-of-use assets, net	4,845	17,795	2,484

Operating lease liabilities - current	4,098	4,612	644
Operating lease liabilities - non-current	700	11,956	1,669
Total operating lease liabilities	4,798	16,568	2,313

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2024 and June 30, 2025:

	As of December 31,	As of December 31,
	2024	2025
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	1.25	4.0
Weighted average discount rate (%)	4.75	4.58

Information related to operating lease activities for the six months ended June 30, 2024 and 2025 is set forth below:

	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	US$
Operating lease right-of-use assets obtained in exchange for lease liabilities	-	16,442	2,295

Operating lease expense
Amortization of right-of-use assets	3,613	3,492	487
Interest of lease liabilities	239	280	39
Total operating lease expense	3,852	3,772	526

The following is a schedule of maturities of lease liabilities as of June 30, 2025:

	RMB	US$
Twelve months ending June 30,
2026	5,115	714
2027	3,541	494
2028	3,614	504
2029	3,686	515
2030	1,861	260
Total future minimum lease payments	17,817	2,487
Less: imputed interest	(1,249)	(174)
Present value of lease liabilities	16,568	2,313

SCIENJOY HOLDING CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

9. INCOME TAXES

Enterprise income tax

British Virgin Islands

Under the current laws of the British Virgin Islands, the Company incorporated in the British Virgin Islands is not subject to tax on income or capital gain. Additionally, the British Virgin Islands does not impose a withholding tax on payments of dividends to shareholders.

Cayman Islands

Under the current laws of the Cayman Islands, the subsidiary of the Company incorporated in the Cayman Islands is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Singapore

Under Singapore tax laws, subsidiaries in Singapore are subject to statutory income tax rate at 17.0% if revenue is generated in Singapore and there are no withholding taxes in Singapore on remittance of dividends.

Dubai

Subsidiaries in Dubai are subject to statutory income tax rate at 9% above the threshold of 375,000AED.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiary of the Company in Hong Kong is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

The PRC

The Company’s subsidiaries and the VIE that are each incorporated in the PRC are subject to Corporate Income Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the new PRC Enterprise Income Tax Laws (“PRC Income Tax Laws”) effective from January 1, 2008. Pursuant to the PRC Income Tax Laws, the Company’s PRC subsidiaries and the VIE are subject to a CIT statutory rate of 25%.

Under the PRC Income Tax Laws, an enterprise which qualifies as a High and New Technology Enterprise (“the HNTE”) is entitled to a preferential tax rate of 15% provided it continues to meet HNTE qualification standards on an annual basis. SG qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2018 to 2026. HX qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2017 to 2026. LH qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2016 to 2024. The company is renewing the certification. WLT qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2017 to 2026.

SCIENJOY HOLDING CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

9. INCOME TAXES (CONTINUED)

Under the PRC Income Tax Laws, during the period from January 1, 2010 to December 31, 2030, an enterprise which established in region of Holgus and Kashgar is entitled to a preferential tax rate of 0% in five consecutive years and a preferential tax rate of 9% for the next five years since the first-year income generated from operations provided it continues to meet the conditions within the required scope.

Holgus X qualifies for the conditions and entitled for a preferential tax rate of 0% from 2017 to 2021 and a preferential tax rate of 9% from 2022 to 2026. Kashgar Times qualifies for the conditions and entitled for a preferential tax rate of 0% from 2016 to 2020 and a preferential tax rate of 9% from 2021 to 2025. Holgus H qualifies for the conditions and entitled for a preferential tax rate of 0% from 2020 to 2025 and a preferential tax rate of 9% from 2026 to 2030. Kashgar Lehong qualifies for the conditions and entitled for a preferential tax rate of 0% from 2020 to 2025 and a preferential tax rate of 9% from 2026 to 2030. For the six months ended June 30, 2024 and 2025, total tax saving for the preferential tax rate were RMB3,610 and RMB6,255 (US$873), respectively, the impacts on basic EPS were RMB0.2 and RMB0.5 (US$0.0), respectively, and the impacts on dilutive EPS were RMB0.2 and RMB0.2 (US$0.0), respectively.

Uncertain tax positions

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2024 and June 30, 2025, the Company did not have any significant unrecognized uncertain tax positions.

The Company did not incur any interest or penalty related to potential underpaid income tax expenses for the six months ended June 30, 2024 and 2025, and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from June 30, 2025.

The income tax expenses comprise:

	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	US$
Current income tax expense	6,225	3,439	480
Deferred income tax expense (benefit)	1,448	(831)	(116)
Income tax expenses	7,673	2,608	364

A reconciliation of the differences between the statutory tax rate and the effective tax rate for CIT for the six months ended June 30, 2024 and 2025 is as follows:

	For the six months ended June 30,
	2024	2025
Income tax computed at PRC statutory tax rate	25.0%	25.0%
Effect of tax-preferential entities	(8.2)%	50.6%
Non-deductible expenses and others	0.7%	(54.5)%
Income tax expense	17.5%	21.1%

SCIENJOY HOLDING CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

9. INCOME TAXES (CONTINUED)

The components of deferred taxes are as follows:

	As of December 31,	As of June 30,
	2024	2025	2025
	RMB	RMB	US$
Deferred tax assets:
Allowance for credit losses	3,870	4,163	581
Net operating losses carried forward	3,635	3,450	482
Total deferred tax assets	7,505	7,613	1,063

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets for the Company. Thus, there were no valuation allowances as of December 31, 2024 and June 30, 2025 for the deferred tax assets.

The components of deferred tax liabilities are as follows:

	As of December 31,	As of June 30,
	2024	2025	2025
	RMB	RMB	US$
Deferred tax liabilities
Intangible assets acquired through acquisition	58,400	57,691	8,053
Total deferred tax liabilities	58,400	57,691	8,053

10. RELATED PARTY BALANCES AND TRANSACTIONS

In addition to the information disclosed elsewhere in the financial statements, the principal related parties with which the Company had transactions during the years presented are as follows:

Name of Related Parties	Relationship with the Company
Mr. He Xiaowu	Chief Executive Officer and Chairman of the Board
Beijing Junwei Technology Co., Ltd	Controlling shareholder of QY
Sixiang Zhuohong Private Equity LP	Equity investee of the Company

For the six months ended June 30, 2024 and 2025, significant related party transactions were as follows:

		For the six months ended June 30,
		2024	2025	2025
		RMB	RMB	US$
Sixiang Zhuohong Private Equity LP	Sold 6% equity interest of Hangzhou Zhange Culture Technology Co., Ltd to the Company	13,500	-	-

As of December 31, 2024 and June 30, 2025, the amounts due from related parties are as follows:

	As of December 31,	As of June 30,
	2024	2025	2025
	RMB	RMB	US$
Amount due from related parties
Beijing Junwei Technology Co., Ltd	-	100	14
Total	-	100	14

SCIENJOY HOLDING CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

11. SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company is authorized to issue an unlimited number of no par value Class A ordinary shares and Class B ordinary shares.

On November 8, 2021, the Company’s 2021 annual general meeting of shareholders (the “AGM”) approved the following shareholders’ resolutions: (i) the adoption of a dual-class share structure, pursuant to which the Company’s authorized share capital shall be re-classified and re-designed into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one (1) vote and each Class B ordinary share being entitled to ten (10) votes at a meeting of the shareholders or on any resolution of shareholders; and (ii) the authorization to the Company to issue up to 50,000,000 Class A Preferred Shares with such designations, powers, preferences and relative, participation, optional and other rights, if any, and such qualifications, limitations and restrictions as the directors may determine among other matters. Additionally, together with the adoption of a dual-class share structure, 2,625,058 Class A ordinary shares held by Heshine Holdings Limited have been converted into 2,625,058 Class B ordinary shares.

As of June 30, 2025, the Company had 39,412,710 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding.

Treasury Shares

As of June 30, 2025, 1,048,178 shares were held in the Company’s escrow account as reserve solely for potential need.

Shares to be issued

As of December 31, 2024 and June 30, 2025, shares to be issued represented the Company’s obligation to issue 636,691 Class A ordinary shares to Weilaijin with fair value of RMB20,817 in connection with the acquisition of Weiliantong in 2022. The Company is required to issue the related shares upon receipt of exercise notice from Weilaijin.

2021 Equity Incentive Plan

On August 3, 2021, the Employee Share Option Committee (the “ESOP Committee”) of the Company approved a resolution which appointed the Chief Executive Officer and Chief Operating Officer as Authorized Officer of ESOP Committee to grant share options to employees, directors, advisors, consultants and service providers of the Company. In 2021, the ESOP Committee approved the granting of 2,053,783 Restricted Share Units (“RSU”) under the 2021 Equity Incentive Plan. As of December 31, 2024, the Company had 608,874 RSUs outstanding. For the six months ended June 30, 2025, the ESOP Committee approved the granting of 157,543 RSUs under the 2021 Equity Incentive Plan. For the six months ended June 30, 2025, 7,478 RSUs were forfeited and 489,984 RSUs were vested. As of June 30, 2025, the Company had 268,955 RSUs outstanding.

SCIENJOY HOLDING CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

12. STATUTORY RESERVES AND RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the unaudited condensed consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. WXBJ and WXZJ was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. As of December 31, 2024 and June 30, 2025, the Company had appointed RMB50,705 and RMB51,195 (US$7,147), respectively in its statutory reserves.

Foreign exchange and other regulations in the PRC may further restrict the Company’s VIE from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital, additional paid-in capital and statutory reserves of the Company’s PRC Subsidiaries and the equity of VIE, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2024 and June 30, 2025, restricted net assets of the Company’s PRC subsidiaries and VIE were RMB429,085 and RMB429,573 (US$59,966).

13. COMMITMENTS AND CONTINGENCIES

(a) Capital and Other Commitments

The Company did not have significant capital and other commitments as of December 31, 2024 and June 30, 2025.

(b) Contingencies

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the unaudited condensed consolidated financial statements.

14. SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred after June 30, 2025 up through the date the Company issued these unaudited condensed consolidated financial statements. No subsequent events have occurred that would require recognition or disclosure in the Company’s unaudited condensed consolidated financial statements.